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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                               AMENDMENT NO. 2 TO
                                 SCHEDULE 13E-3
              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
            OF THE SECURITIES EXCHANGE ACT AND RULE 13E-3 THEREUNDER
                             ---------------------

                           CASCO INTERNATIONAL, INC.
                                (Name of Issuer)
                             ---------------------
                           CASCO INTERNATIONAL, INC.
                                S. ROBERT DAVIS
                                CHARLES R. DAVIS
                       AMERICAN HOME BUILDING CORPORATION
                     DAVIS HOLDINGS OF NORTH CAROLINA, INC.
                   DAVIS ACQUISITION OF NORTH CAROLINA, INC.
                                JEFFREY A. ROSS
                                DANIEL A. SPLAWN
                                RANDALL J. ASMO
                            R. L. RENCK & CO., INC.
                      (Name of Person(s) Filing Statement)
                             ---------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   147399109
                     (CUSIP Number of Class of Securities)
                                CHARLES R. DAVIS
                           CASCO INTERNATIONAL, INC.
                         13900 CONLAN CIRCLE, SUITE 150
                              CHARLOTTE, NC 28277
                                 (704) 752-0119
                             ---------------------
                                WITH COPIES TO:

                            PHILIP M. SHASTEEN, ESQ.
                         JOHNSON, BLAKELY, POPE, BOKOR,
                              RUPPEL & BURNS, P.A.
                       100 NORTH TAMPA STREET, SUITE 1800
                                TAMPA, FL 33602
                                 (813) 225-2500
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
           and Communications on Behalf of Persons Filing Statement)
                             ---------------------
    This statement is filed in connection with (check the appropriate box):
       a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 ("the Act").
       b. [ ] The filing of a registration statement under the Securities Act of 1933.
       c. [ ] A tender offer.
       d. [ ] None of the above.
    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]
                             ---------------------
                           CALCULATION OF FILING FEE

TRANSACTION VALUE*                                            AMOUNT OF FILING FEE
------------------                                            --------------------
$2,147,397..................................................          $430

---------------

 * For purposes of calculating the fee only. Assumes purchase of 953,320 shares, par value $.01 per share, of Casco International, Inc. at $2.10 per share plus payment of the excess, if any, of $2.10 per share and the exercise price of currently outstanding options to purchase Casco International, Inc. common stock.
[X] Check the box if any part of the fee is offset as provided by sec. 0.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $420
Form or Registration No.:  Preliminary Proxy Statement on Schedule 14A
Filing Party:  Casco International, Inc.
Date Filed:  June 29, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

     This Amendment No. 2 to Rule 13e-3 Transaction Statement (the "Statement") is being filed in connection with the filing by Casco International, Inc. ("Casco" or the "Company") with the Securities and Exchange Commission (the "Commission") of Amendment No. 2 to a Preliminary Proxy Statement on Schedule 14A (as amended, the "Proxy Statement") in connection with a special meeting of the stockholders of Casco. At such meeting, the stockholders of Casco will vote upon, among other things, the adoption of an Agreement and Plan of Merger dated as of May 8, 2001 (the "Merger Agreement") by and among Casco, Davis Holdings of North Carolina, Inc., and Davis Acquisition of North Carolina, Inc., pursuant to which Davis Acquisition of North Carolina, Inc., a wholly-owned subsidiary of Davis Holdings of North Carolina, Inc., will be merged with and into Casco.

     A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement. All references in this Schedule 13E-3 to Items 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

     The information in the Proxy Statement, including all Appendices thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each Item are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.

     The filing of this Statement shall not be construed as an admission by Casco or by Davis Holdings of North Carolina, Inc., Davis Acquisition of North Carolina, Inc. or their affiliates, that Casco is "controlled" by any of them or any of their affiliates or that any of them or their affiliates is an "affiliate" of Casco within the meaning of Rule 13E-3 under Section 13(e) of the Exchange Act.

ITEM 1.  SUMMARY TERM SHEET.

  Item 1001

     The information contained in the section of the Proxy Statement entitled "SUMMARY" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

  Item 1002

     (a) Casco International, Inc.
         13900 Conlan Circle, Suite 150
         Charlotte, NC 28277
         (704) 752-0119

     (b) Common stock, $0.01 par value, 1,774,186 shares issued and outstanding as of June 27, 2001.

     (c) -- (d) The information contained in the section of the Proxy Statement entitled "MARKET PRICES OF COMMON STOCK AND DIVIDENDS" is incorporated herein by reference.

     (e) Not applicable.

     (f) The information contained in the section of the Proxy Statement entitled "RECENT STOCK PURCHASES" is incorporated by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

  Item 1003

    (a), (b), (c) Casco International, Inc.
              S. Robert Davis, Chairman of the Board
              Charles R. Davis, President and Director
              David J. Richards, Director
              Michael P. Beauchamp, Director
              Randall J. Asmo, Director
              Rodney L. Taylor, Director
              Philip M. Shasteen, Director
              Jeffrey A. Ross, Chief Financial Officer and Secretary 13900 Conlan Circle, Suite 150
              Charlotte, NC 28277
              (704) 752-0119

              S. Robert Davis
              Chairman of the Board of Directors of Casco International, Inc. 13900 Conlan Circle, Suite 150
              Charlotte, North Carolina 28277
              (704) 752-0119

              Charles R. Davis
              President, Chief Executive Officer and Director of Casco
                  International, Inc.
              13900 Conlan Circle, Suite 150
              Charlotte, North Carolina 28277
              (704) 752-0119

              American Home Building Corporation
                S. Robert Davis, Chairman of the Board and President Charles R. Davis, Vice Chairman of the Board, Senior Vice
                  President and Treasurer
                Randall J. Asmo, Vice President
                Jean P. Davis, Secretary
              5695 Avery Road
              Dublin, Ohio 43016
              (614)793-8749

              Davis Holdings of North Carolina, Inc.
                Charles R. Davis, President and Director
                S. Robert Davis, Vice President, Secretary, Treasurer and
                  Director
              13900 Conlan Circle, Suite 150
              Charlotte, North Carolina 28277
              (704) 752-0119

              Davis Acquisition of North Carolina, Inc.
                Charles R. Davis, President and Director
                S. Robert Davis, Vice President, Secretary, Treasurer and
                  Director
              13900 Conlan Circle, Suite 150
              Charlotte, North Carolina 28277
              (704) 752-0119

              Jeffrey A. Ross
              Chief Financial Officer and Secretary of Casco International, Inc. 13900 Conlan Circle, Suite 150
              Charlotte, North Carolina 28277
              (704) 752-0119

                  Daniel A. Splawn
                  Vice President of Operations of Casco International, Inc.
              13900 Conlan Circle, Suite 150
              Charlotte, North Carolina 28277
              (704) 752-0119

              Randall J. Asmo
              Director of Casco International, Inc.
              13900 Conlan Circle, Suite 150
              Charlotte, North Carolina 28277
                  (704) 752-0119

              R.L. Renck & Co., Inc.
              Robert L. Renck
              President, Treasurer and Chief Executive Officer
              2 Rector Street, 25th Floor
              New York, New York 10006
              (212) 669-6380

     Neither the Filing Persons nor the respective officers, directors, or persons controlling the Filing Persons, as applicable, have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     The information contained in Appendix D to the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

  Item 1004

     (a)(1) Not applicable.

     (a)(2) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY -- What am I being asked to vote upon?

          SUMMARY -- What will happen to my common stock in the merger?

          SUMMARY -- What will happen to my warrants?

          SUMMARY -- What will happen to my stock options?

          SUMMARY -- Why is the board of directors recommending that I vote in favor of the merger agreement?

          SUMMARY -- What vote is required to adopt and approve the merger agreement?

          SUMMARY -- What are the consequences of the merger to present members of management and the board of directors?

          SUMMARY -- What are the U.S. federal income tax consequences of the merger?

          SPECIAL FACTORS.

          GENERAL INFORMATION ABOUT THE SPECIAL MEETING -- Record Date and Voting Information.

          PURPOSE AND REASONS OF THE DAVISES AND THE OTHER MEMBERS OF THE DAVIS GROUP FOR THE MERGER.

          EFFECTS OF THE MERGER.

        MERGER CONSIDERATION TO BE RECEIVED BY THE CONTINUING STOCKHOLDERS.

          ANTICIPATED ACCOUNTING TREATMENT OF MERGER.

          THE MERGER AGREEMENT -- Conversion of Common Stock.

          CONTINUING EQUITY INTERESTS OF THE CONTINUING STOCKHOLDERS.

          FEDERAL INCOME TAX CONSIDERATIONS.

     (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY -- What will happen to my common stock in the merger?

          SUMMARY -- What are the consequences of the merger to present members of management and the board of directors?

          EFFECTS OF THE MERGER.

          THE MERGER AGREEMENT -- Conversion of Common Stock.

     (d) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY -- What rights do I have if I oppose the proposed merger?

          GENERAL INFORMATION ABOUT THE SPECIAL MEETING -- Appraisal Rights.

          APPRAISAL RIGHTS.

          Appendix B to the Proxy Statement.

     (e) No provision has been made by any Filing Persons in connection with the transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

     (f) Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  Item 1005

     (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          INTERESTS OF THE DIRECTORS, EXECUTIVE OFFICERS AND CONTINUING STOCKHOLDERS IN THE MERGER.

          SUMMARY -- What will happen to my common stock in the merger?

          THE MERGER AGREEMENT -- Conversion of Common Stock.

     (b), (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY -- Who are the parties to the Merger Agreement?

          SPECIAL FACTORS -- Background of the Merger.

          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     (e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY -- What will happen to my common stock in the merger?

          VOTING AGREEMENT AND PROXY.

          THE MERGER AGREEMENT.

          Appendix A to the Proxy Statement.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

  Item 1006

     (b), (c)(1) -- (c)(8) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY -- Who are the parties to the Merger Agreement?

          SPECIAL FACTORS -- Background of the Merger.

          EFFECTS OF THE MERGER.

          EXECUTIVE OFFICERS OF CASCO AND EXECUTIVE OFFICERS AND DIRECTORS OF THE SURVIVING CORPORATION.

          MERGER FINANCING.

          THE MERGER AGREEMENT.

          Appendix A to the Proxy Statement.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

  Item 1013

     (a) -- (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY -- Why is the board of directors recommending that I vote in favor of the merger?

          SUMMARY -- Did the special committee receive any offers from others to acquire Casco at prices higher than $2.10 per share?

          SPECIAL FACTORS -- Background of the Merger.

          SPECIAL FACTORS -- Determinations and Recommendations of the Special Committee and the Casco Board of Directors; Fairness of the Merger.

          SPECIAL FACTORS -- Determinations and Recommendations of the Special Committee and the Casco Board of Directors; Fairness of the Merger -- Reasons for the Special Committee's and the Board's Recommendations.

          SPECIAL FACTORS -- Purpose and Reasons of the Stockholder Group and R.L. Renck & Co., Inc. for the Merger.

          PURPOSE AND REASONS OF THE DAVISES AND OTHER MEMBERS OF THE DAVIS GROUP FOR THE MERGER.

          PURPOSE AND REASONS OF THE STOCKHOLDER GROUP AND R.L. RENCK & CO., INC. FOR THE MERGER.

          PURPOSE AND REASONS OF CASCO FOR THE MERGER AND STRUCTURE OF THE
     MERGER.

     (d) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY -- What will happen to my common stock in the merger?

          SUMMARY -- What will happen to my warrants?

          SUMMARY -- What will happen to my stock options?

          SUMMARY -- What are the consequences of the merger to present members of management and the board of directors?

          SUMMARY -- What will happen to the market for Casco's common stock and warrants after the merger?

          SUMMARY -- What are the U.S. federal income tax consequences of the merger?

          SUMMARY -- What rights do I have if I oppose the proposed merger?

          EFFECTS OF THE MERGER.

          FEDERAL INCOME TAX CONSIDERATIONS.

          APPRAISAL RIGHTS.

          THE MERGER AGREEMENT -- Conversion of Common Stock.

          THE MERGER AGREEMENT -- Treatment of Stock Options.

          THE MERGER AGREEMENT -- Payment for Shares.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

  Item 1014

     (a) -- (e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY -- Has the board of directors recommended the merger?

          SUMMARY -- Why is the board of directors recommending that I vote in favor of the Merger Agreement?

          SUMMARY -- Why was the special committee formed?

          SUMMARY -- Who can vote on the merger agreement?

          SUMMARY -- What vote is required to adopt and approve the merger agreement?

          SPECIAL FACTORS.

          GENERAL INFORMATION ABOUT THE SPECIAL MEETING -- Record Date and Voting Information.

          POSITION OF THE DAVIS GROUP AND THE BUYER AS TO FAIRNESS OF THE
     MERGER.

     (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

  Item 1015

     (a) -- (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY -- Why was the special committee formed?

          SUMMARY -- How was the amount of the merger price determined?

          SPECIAL FACTOR -- Background of the Merger.

          SPECIAL FACTORS -- Summary of the Financial Advisor's Fairness
     Analyses.

          Appendix C to the Proxy Statement.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.

  Item 1007

     (a), (b), (d) The information contained in the section of the Proxy Statement entitled "MERGER FINANCING" is incorporated herein by reference. There are no alternative financing plans if the financing by Branch Banking & Trust Co. falls through.

     (c) The information contained in the section of the Proxy Statement entitled "ESTIMATED FEES AND EXPENSES OF THE MERGER" is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  Item 1008

     (a) The information contained in the section of the Proxy Statement entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

     (b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          RECENT STOCK PURCHASES -- Recent Transactions

          THE MERGER -- Conversion of Securities

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

  Item 1012

     (d), (e) The information contained in the following sections of the Proxy Statement entitled "MERGER FINANCING" is incorporated herein by reference.

          SUMMARY -- Has the board of directors recommended the merger?

          SUMMARY -- What vote is required to adopt and approve the merger agreement?

          SUMMARY -- Why is the board of directors recommending that I vote in favor of the merger agreement?

          SPECIAL FACTORS -- Determinations and Recommendations of the Special Committee and the Casco Board of Directors; Fairness of the Merger.

          GENERAL INFORMATION ABOUT THE SPECIAL MEETING -- Record Date and Voting Information.

          PURPOSE AND REASONS OF THE DAVISES AND OTHER MEMBERS OF THE DAVIS GROUP FOR THE MERGER.

          POSITION OF THE DAVIS GROUP AND THE BUYER AS TO THE FAIRNESS OF THE MERGER.

          PURPOSE AND REASONS OF THE STOCKHOLDER GROUP AND R.L. RENCK & CO., INC. FOR THE MERGER.

          PURPOSE AND REASONS OF CASCO FOR THE MERGER AND STRUCTURE OF THE
     MERGER.

          VOTING AGREEMENT AND PROXY.

ITEM 13.  FINANCIAL STATEMENTS.

  Item 1010

     (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.

          SELECTED FINANCIAL DATA.

          MARKET PRICES OF COMMON STOCK AND DIVIDENDS.

     (b) Not applicable.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  Item 1009

     (a) -- (b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          ESTIMATED FEES AND EXPENSES OF THE MERGER.

          GENERAL INFORMATION ABOUT THE SPECIAL MEETING -- Expenses of Proxy Solicitation.

ITEM 15.  ADDITIONAL INFORMATION.

  Item 1011

     (b) The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.  EXHIBITS.

     (a) Amendment No. 2 to preliminary form of the Proxy Statement filed with the Securities and Exchange Commission on November 1, 2001.

     (b)(1) Branch Banking & Trust Co. Commitment Letter dated February 6, 2001.

     (b)(2) Branch Banking & Trust Co. Amendment to Commitment Letter dated February 6, 2001.

     (c)(1) Opinion of Ambient Advisors, LLC, attached as Appendix C to the Proxy Statement.

     (c)(2) Analytic Information Regarding Buyout Proposal, prepared by Ambient Advisors, LLC.

     (d)(1) Agreement and Plan of Merger dated May 8, 2001, by and among Casco International, Inc., a Delaware corporation; Davis Holdings of North Carolina, Inc., a North Carolina corporation; and Davis Acquisition of North Carolina, Inc., a North Carolina corporation, attached as Appendix A to the Proxy Statement.

     (d)(2) Contribution Agreement dated May 20, 2001 incorporated by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D of S. Robert Davis, Charles
R. Davis, R.L. Renck & Co., Inc., Richard Fentin, Dr. John Graver, Randall J. Asmo, Jeffrey A. Ross, Dan Splawn, Melissa Davis, Media Source, Inc. filed with the SEC on June 19, 2001.

     (d)(3) Form of Investment Advisors Agreement of R.L. Renck & Co., Inc.

     (d)(4) Form of Proxy given to R.L. Renck & Co., Inc.

     (f) Section 262 of the Delaware General Corporation Law, attached as Appendix B to the Proxy Statement.

     (g) None.

                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                      CASCO INTERNATIONAL, INC.

                                      By:        /s/ CHARLES R. DAVIS
                                         ---------------------------------------
                                                    CHARLES R. DAVIS
                                                        President

                                               /s/ CHARLES R. DAVIS
                                      ------------------------------------------
                                                   CHARLES R. DAVIS

                                                /s/ S. ROBERT DAVIS
                                      ------------------------------------------
                                                   S. ROBERT DAVIS

                                      AMERICAN HOME BUILDING CORPORATION

                                      By:        /s/ CHARLES R. DAVIS
                                         ---------------------------------------
                                                    CHARLES R. DAVIS
                                           Senior Vice President and Treasurer

                                      DAVIS HOLDINGS OF NORTH CAROLINA, INC.

                                      By:        /s/ CHARLES R. DAVIS
                                         ---------------------------------------
                                                    CHARLES R. DAVIS
                                                        President

                                      DAVIS ACQUISITION OF NORTH CAROLINA, INC.

                                      By:        /s/ CHARLES R. DAVIS
                                         ---------------------------------------
                                                    CHARLES R. DAVIS
                                                        President

                                                /s/ JEFFREY A. ROSS
                                      ------------------------------------------
                                                   JEFFREY A. ROSS

                                               /s/ DANIEL A. SPLAWN
                                      ------------------------------------------
                                                   DANIEL A. SPLAWN

                                                /s/ RANDALL J. ASMO
                                      ------------------------------------------
                                                   RANDALL J. ASMO

                                      R.L. RENCK & CO., INC.

                                      By:      /s/ ROBERT L. RENCK, JR.
                                         ---------------------------------------
                                                  ROBERT L. RENCK, JR.
                                             President, Treasurer and Chief
                                                    Executive Officer

Date: November 1, 2001

                                 EXHIBIT INDEX

EXHIBIT
 NUMBER
--------
(a)       --   Amendment No. 2 to preliminary form of the Proxy Statement filed with the Securities and Exchange Commission on
               November 1, 2001.
(b)(1)    --   Branch Banking & Trust Co. Commitment Letter dated February
               6, 2001.
(b)(2)    --   Branch Banking & Trust Co. Amendment to Commitment Letter
               dated February 6, 2001.
(c)(1)    --   Opinion of Ambient Advisors, LLC, attached as Appendix C to the Proxy Statement.
(c)(2)    --   Analytic Information Regarding Buyout Proposal, prepared by
               Ambient Advisors, LLC.
(d)(1)    --   Agreement and Plan of Merger dated May 8, 2001, by and among
               Casco International, Inc., a Delaware corporation; Davis
               Holdings of North Carolina, Inc., a North Carolina
               corporation; and Davis Acquisition of North Carolina, Inc., a North Carolina corporation, attached as Appendix A to the
               Proxy Statement.
(d)(2)    --   Contribution Agreement dated May 20, 2001 incorporated by
               reference to Exhibit 2 to Amendment No. 1 to the Schedule
               13D of S. Robert Davis, Charles R. Davis, R.L. Renck & Co.,
               Inc., Richard Fentin, Dr. John Graver, Randall J. Asmo,
               Jeffrey A. Ross, Dan Splawn, Melissa Davis, Media Source,
               Inc. filed with the SEC on June 19, 2001.
(d)(3)    --   Form of Investment Advisors Agreement of R.L. Renck & Co.,
               Inc.
(d)(4)    --   Form of Proxy given to R.L. Renck & Co., Inc.
(f)       --   Section 262 of the Delaware General Corporation Law,
               attached as Appendix B to the Proxy Statement.
(g)       --   None.

     All exhibits except Exhibits (d)(3) and (d)(4) were previously filed with the Schedule 13E-3 dated June 29, 2001.